Exhibit 99.1

Wetour Robotics Demonstrates Real-Time Multi-Modal Edge AI Across VisionLink and Conductor Modules of the Orchestra Physical AI Platform

Four development milestones released: camera-based gesture control, environmental haptic feedback, sEMG real-time hand tracking, and in-development spatial localization — all processed at the edge with no cloud dependency

Austin, TX, April 29, 2026 (GLOBE NEWSWIRE) — Wetour Robotics Limited (NASDAQ: WETO) (“Wetour Robotics” or the “Company”), a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas, today released four development milestone demonstrations of its Orchestra platform. The demonstrations span VisionLink and Conductor — the first two perception modules built on Orchestra — and together illustrate Spatial Intent Fusion: the simultaneous, real-time understanding of where a user is, what they are looking at, and what their hand intends, processed entirely at the edge.

VisionLink Module — Vision-Based Bidirectional Interaction

Human → Machine. A chest-mounted camera captures the user’s hand gestures. VisionLink recognizes each gesture, Orchestra classifies intent and sends commands to a connected exoskeleton operating at three speed levels plus rest. The same pipeline can command robotic arms, mobility devices, or any actuator on the Orchestra Connect Protocol.

World → Human. VisionLink detects a person approaching, measures distance and direction in real time, and Orchestra translates this into directional haptic feedback. Closer means stronger; left-side approach triggers left-side response. No user input required.

Conductor Module — EMG-Based Neural Gesture Recognition

Real-Time Hand Tracking. A developer wears an sEMG wristband. Conductor processes the muscle signals in real time, and a 3D virtual hand on a connected display mirrors the wearer’s physical movement — vertical, lateral, and rotational — without the hand needing to be in any camera’s field of view.

Spatial Localization — In Active Development

A foundational layer for Spatial Intent Fusion currently in active development. Wearable sensor data is processed in real time to produce precise positional information within a 3D environment, displayed as the wearer moves through a room. Once integrated, this capability will combine with visual context (VisionLink) and gestural intent (Conductor) to enable unified commands for connected physical devices.

Demonstration videos for all four milestones are available at www.wetourrobotics.com and on the Company’s LinkedIn (Wetour Robotics) and X (@WETO_IR_TEAM) channels.

Why Spatial Intent Fusion Matters

Today’s wearable devices and physical machines are fragmented. A smartwatch cannot command a robotic arm. A camera cannot coordinate with a wheelchair. A wristband cannot direct a drone. Spatial Intent Fusion is Orchestra’s answer: an application layer that lets a wearable on the wrist, a camera in the room, and a connected device across the space act as one coordinated system.

Both VisionLink and Conductor are software pipelines running on the Orchestra edge hub — hardware-agnostic and compatible with any conforming wearable or camera device. Orchestra is designed to be device-agnostic, sensor-flexible, and open to builders. The Company does not manufacture wearable devices or physical end-devices. It develops the platform layer that makes them work together.

CEO Statement

“Before Orchestra, your wearables and the machines around you lived in separate worlds. Smart, but alone,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “With VisionLink and Conductor now generating real-time signals on the same edge hub, we are building the unified perception layer the Physical AI era requires — not a single feature, but the integration that makes the entire category usable. We call this capability Spatial Intent Fusion, and it is the foundation of what we will debut on the product launch day.”

About Wetour Robotics

Wetour Robotics Limited (NASDAQ: WETO), formerly known as Webus International Limited, is a technology company operating AI-driven premium travel and mobility services under its Wetour brand. Building on its foundation in AI and intelligent mobility, the Company is expanding into Physical AI infrastructure, developing Orchestra — a next-generation operating system that coordinates human intent with intelligent physical devices including wearable robotics. Wetour Robotics is headquartered in Austin, Texas. For more information, visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “plans to,” “designed to,” “believes,” “expects,” “in development,” and similar expressions identify forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks related to technology development progress, the timing and outcome of demonstrations, market acceptance, competition, capital requirements, and regulatory changes. The Company’s characterization of its competitive positioning and the term “Spatial Intent Fusion” reflect management’s current belief based on its review of publicly available information and are not based on a comprehensive market survey. The Company undertakes no obligation to update forward-looking statements. For additional risks, see the Company’s filings with the SEC.

Investor Relations Contact:

Annabelle Li
Investor Relations — Wetour Robotics Limited
Email: ir.annabelle@webus.vip